Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 23 DATED DECEMBER 15, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 13 dated April 14, 2015, supplement no. 21 dated October 27, 2015 and supplement no. 22 dated November 13, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the declaration of a stock dividend and a cash distribution.
Distributions
On December 10, 2015, our board of directors declared a stock dividend of 0.06 shares of common stock (or 6% of a share of common stock) on each outstanding share of common stock to stockholders of record as of the close of business on December 16, 2015. We expect to issue this stock dividend on or about December 21, 2015.
We believe that any stock dividends should be tax-free transactions for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock which is the date that each dividend is issued. Stockholders should consult their own tax advisors regarding the tax consequences of any stock dividends.
On December 10, 2015, our board of directors also declared a cash distribution in the amount of $0.12 per share of common stock to stockholders of record as of the close of business on December 16, 2015. We expect to pay this distribution on or about December 18, 2015. The distribution amount was generally determined based on both our estimated undistributed taxable income and the results of operations. The distribution will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares. The board of directors will declare distributions from time to time based on our income, cash flow and investing and financing activities. As such, we can give no assurances as to the timing, amount or notice with respect to any future cash distribution declarations.

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